Exhibit 99.41

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 20th day of June, 2018.

BETWEEN:

EQUINOX GOLD CORP., a corporation existing under the Business Corporations Act (British Columbia)

(“Equinox”)

AND:

SOLARIS COPPER INC., a corporation existing under the Business Corporations Act (British Columbia)

(“Solaris”)

WHEREAS:

(A)       Equinox is the registered and beneficial owner of all of the issued and outstanding Solaris Shares;

(B)       Equinox and Solaris wish to proceed with a corporate restructuring by way of a statutory arrangement under the BCBCA, pursuant to which Equinox and Solaris will participate in a series of transactions whereby, among other things, Equinox will distribute the Solaris Shares such that the holders of Equinox Shares (other than Dissenting Shareholders) will become holders of 60% of the issued and outstanding Solaris Shares and Equinox will retain 40% of the issued and outstanding Solaris Shares;

(C)       Equinox proposes to convene a meeting of the Equinox Shareholders to consider the Arrangement pursuant to Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement attached as Exhibit I hereto; and

(D)       Each of the parties to this Agreement has agreed to participate in and support the Arrangement.

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby covenant and agree as follows:

Article 1
DEFINITIONS, INTERPRETATION AND EXHIBIT

1.1       Definitions. In this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Agreement” means this arrangement agreement, including the exhibits attached hereto as the same may be supplemented or amended from time to time;
(b)	“Arrangement” means the arrangement pursuant to the Arrangement Provisions as contemplated by the provisions of this Agreement and the Plan of Arrangement;
(c)	“Arrangement Provisions” means Part 9, Division 5 of the BCBCA;
(d)	“Arrangement Resolutions” means the special resolutions of the Equinox Shareholders to approve the Arrangement, as required by the Interim Order and the BCBCA;
(e)	“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;
(f)	“Board of Directors” means the current and existing board of directors of Equinox;
(g)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;
(h)	“Constating Documents” means, in respect of Equinox and Solaris, the Articles and related Notice of Articles under the BCBCA;
(i)	“Court” means the Supreme Court of British Columbia;
(j)	“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of this Plan of Arrangement;
(k)	“Dissent Rights” means the right of a registered Equinox Shareholder to dissent from the Arrangement Resolutions in accordance with the provisions of the BCBCA, as modified by the Interim Order, and to be paid the fair value of the Equinox Shares in respect of which the holder dissents;
(l)	“Dissenting Shareholder” means a registered holder of Equinox Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
(m)	“Effective Date” shall be the date of the closing of the Arrangement;
(n)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Equinox and Solaris;
(o)	“Equinox Meeting” means the annual and special meeting of the Equinox Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;

(p)	“Equinox Options” means options to acquire Equinox Shares, including options under the terms of which are deemed exercisable for Equinox Shares, that are outstanding immediately prior to the Effective Time;
(q)	“Equinox Replacement Option” means an option to acquire a New Equinox Share to be issued by Equinox to a holder of an Equinox Option pursuant to §3.1(d) of the Plan of Arrangement;
(r)	“Equinox RSU” means restricted share units that shall vest into Equinox Shares, including restricted share units under the terms of which are deemed to vest for Equinox Shares, that are outstanding immediately prior to the Effective Time;
(s)	“Equinox Shareholder” means a holder of Equinox Shares;
(t)	“Equinox Shares” means the common shares without par value which Equinox is authorized to issue as the same are constituted on the date hereof;
(u)	“Equinox Stock Option Plan” means the existing stock option plan of Equinox, as updated and amended from time to time;
(v)	“Equinox Warrants” means the share purchase warrants of Equinox exercisable to acquire Equinox Shares, including warrants under the terms of which are deemed exercisable for Equinox Shares, that are outstanding immediately prior to the Effective Time;
(w)	“Final Order” means the final order of the Court approving the Arrangement;
(x)	“In the Money Amount” at a particular time with respect to an Equinox Option, Equinox Replacement Option or Solaris Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time;
(y)	“Information Circular” means the management information circular of Equinox, including all schedules thereto, to be sent to the Equinox Shareholders in connection with the Equinox Meeting, together with any amendments or supplements thereto;
(z)	“Interim Order” means the interim order of the Court providing advice and directions in connection with the Equinox Meeting and the Arrangement;
(aa)	“Solaris Options” means share purchase options issued pursuant to the Solaris Stock Option Plan, including the Solaris Options pursuant to §3.1(d) of the Plan of Arrangement;
(bb)	“Solaris RSU” means restricted units governed pursuant to the Solaris RSU Plan;

(cc)	“Solaris RSU Plan” means the Solaris Copper Inc. Restricted Share Unit Plan in substantially the form set forth in the Information Circular to be sent to Equinox Shareholders in connection with the Equinox Meeting;
(dd)	“Solaris Shares” means the no par value shares which Solaris is authorized to issue as the same are constituted on the date hereof;
(ee)	“Solaris Stock Option Plan” means the stock option plan to be adopted by Solaris in accordance with Section 4.3 of this Agreement on substantially similar terms as the Equinox Stock Option Plan and as may otherwise be modified, amended or restated as more particularly set forth in the Information Circular;
(ff)	“New Equinox RSU” means a restricted share unit to be issued to a holder of an Equinox RSU pursuant to 3.1(f) of the Plan of Arrangement;
(gg)	“New Equinox Shares” means the new class of common shares without par value which Equinox will create and issue as described in §3.1(b)(ii) of the Plan of Arrangement and for which the Equinox Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Equinox Shares;
(hh)	“party” means either Equinox or Solaris and “parties” means, collectively, Equinox and Solaris;
(ii)	“Person” means and includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, a trustee, executor, administrator or other legal representative and the Crown or any agency or instrumentality thereof;
(jj)	“Plan of Arrangement” means the plan of arrangement attached to this Agreement as Exhibit I, as the same may be amended from time to time;
(kk)	“Registrar” means the Registrar of Companies under the BCBCA;
(ll)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;
(mm)	“TSXV” means the TSX Venture Exchange Inc.; and
(nn)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2       Currency. All amounts of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3       Interpretation Not Affected by Headings. The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the provisions of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the exhibits hereto as a whole and not to any particular article, section, subsection, paragraph or subparagraph hereof and include any agreement or instrument supplementary or ancillary hereto.

1.4       Number and Gender. In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.5       Date for any Action. In the event that any date on which any action is required to be taken hereunder by Equinox or Solaris is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6       Meaning. Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.7       Exhibits. Attached hereto and deemed to be incorporated into and form part of this Agreement as Exhibit I is the Plan of Arrangement.

Article 2
ARRANGEMENT

2.1       Arrangement. The parties agree to effect the Arrangement pursuant to the Arrangement Provisions on the terms and subject to the conditions contained in this Agreement and the Plan of Arrangement.

2.2       Effective Date of Arrangement. The Arrangement shall become effective on the Effective Date as set out in the Plan of Arrangement.

2.3       Commitment to Effect. Subject to termination of this Agreement pursuant to Article 6 hereof, the parties shall each use all reasonable efforts and do all things reasonably required to cause the Plan of Arrangement to become effective by no later than October 31, 2018, or by such other date as Equinox and Solaris may determine, and in conjunction therewith to cause the conditions described in Section 5.1 to be complied with prior to the Effective Date. Without limiting the generality of the foregoing, the parties shall proceed forthwith to apply for the Interim Order and Equinox shall call the Equinox Meeting and mail the Information Circular to the Equinox Shareholders.

2.4       Filing of Final Order. Subject to the rights of termination contained in Article 6 hereof, upon the Equinox Shareholders approving the Arrangement Resolutions in accordance with the provisions of the Interim Order and the BCBCA, Equinox obtaining the Final Order and the other conditions contained in Article 5 hereof being complied with or waived, Equinox on its behalf and on behalf of Solaris shall file with the Registrar:

(a)	the records and information required by the Registrar pursuant to the Arrangement Provisions; and
(b)	a copy of the Final Order.

2.5       U.S. Securities Law Matters. The parties agree that the Arrangement will be carried out with the intention that the New Equinox Shares and the Solaris Copper Shares delivered upon completion of the Arrangement to Equinox Shareholders will be issued by Equinox and Solaris Copper in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court and the Court will hold a hearing approving the fairness of the terms and conditions of the Arrangement;
(b)	prior to the hearing required to approve the Arrangement, the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act;
(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the Equinox Shareholders subject to the Arrangement;
(d)	Equinox will ensure that each Equinox Shareholder entitled to receive New Equinox Shares and Solaris Copper Shares on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;
(e)	the Equinox Shareholder entitled to receive New Equinox Shares and Solaris Copper Shares on completion of the Arrangement will be advised that the New Equinox Shares and Solaris Copper Shares issued in the Arrangement have not been registered under the U.S. Securities Act and will be issued in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;
(f)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement is approved by the Court as being fair, substantively and procedurally, to the Equinox Shareholders
(g)	the Interim Order approving the Equinox Meeting will specify that each Equinox Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as the Equinox Shareholder enters an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(h)	the Final Order shall include a statement substantially to the following effect:
(i)	“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the issuance of New Equinox Shares and Solaris Copper Shares pursuant to the Plan of Arrangement.”

Article 3
REPRESENTATIONS AND WARRANTIES

3.1       Representations and Warranties. Each of the parties hereby represents and warrants to the other party that:

(a)	it is a corporation duly incorporated and validly subsisting under the laws of its jurisdiction of incorporation, and has full capacity and authority to enter into this Agreement and to perform its covenants and obligations hereunder;
(b)	it has taken all corporate actions necessary to authorize the execution and delivery of this Agreement and to consummate the transactions contemplated herein and this Agreement has been duly executed and delivered by it;
(c)	neither the execution and delivery of this Agreement nor the performance of any of its covenants and obligations hereunder will constitute a material default under, or be in any material contravention or breach of (i) any provision of its Constating Documents or other governing corporate documents, (ii) any judgment, decree, order, law, statute, rule or regulation applicable to it, or (iii) any agreement or instrument to which it is a party or by which it is bound; and
(d)	no dissolution, winding up, bankruptcy, liquidation or similar proceedings has been commenced or are pending or proposed in respect of it.

Article 4
COVENANTS

4.1       Covenants. Each of the parties covenants with the other that it will do and perform all such acts and things, and execute and deliver all such agreements, assurances, notices and other documents and instruments, as may reasonably be required to facilitate the carrying out of the intent and purpose of this Agreement.

4.2       Interim Order and Final Order. The parties acknowledge that Equinox will apply to and obtain from the Court, pursuant to the Arrangement Provisions, the Interim Order providing for, among other things, the calling and holding of the Equinox Meeting for the purpose of considering and, if deemed advisable, approving and adopting the Arrangement Resolutions.

The parties each covenant and agree that if the approval of the Arrangement by the Equinox Shareholders as set out in Section 5.1(b) hereof is obtained, Equinox will thereafter (subject to the exercise of any discretionary authority granted to Equinox’s directors) take the necessary actions to submit the Arrangement to the Court for approval and apply for the Final Order and, subject to compliance with any of the other conditions provided for in Article 5 hereof and to the rights of termination contained in Article 6 hereof, file the material described in Section 2.4 with the Registrar.

4.3       Solaris Stock Option Plan. In connection with, but prior to, the Arrangement, Solaris shall adopt the Solaris Stock Option Plan, which shall be substantially in the form attached to the Information Circular.

4.4       Equinox Options. The parties acknowledge that pursuant to the Arrangement, each Equinox Option then outstanding to acquire one Equinox Share shall be transferred and exchanged for:

(a)	one Equinox Replacement Option to acquire one New Equinox Share having an exercise price equal to the product of the original exercise price of the Equinox Option multiplied by the fair market value of a New Equinox Share at the Effective Time divided by the total of the fair market value of a New Equinox Share and the fair market value of one-tenth of a Solaris Share at the Effective Time; and
(b)	one Solaris Option to acquire one-tenth of a Solaris Share, each whole Solaris Option having an exercise price equal to the product of the original exercise price of the Equinox Option multiplied by the fair market value of one-tenth of a Solaris Share at the Effective Time divided by the total of the fair market value of one New Equinox Share and one-tenth of a Solaris Share at the Effective Time, provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Equinox Replacement Option and the Solaris Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Equinox Option so exchanged and solely with respect to U.S taxpayers, ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Equinox Options; and Solaris agrees to promptly issue Solaris Shares upon the due exercise of Solaris Options.

4.5       Equinox Warrants. The parties acknowledge that, from and after the Effective Date, all Equinox Warrants shall entitle the holder to receive, upon due exercise of the Equinox Warrant, for the original exercise price:

(a)	one New Equinox Share for each Equinox Share that was issuable upon due exercise of the Equinox Warrant immediately prior to the Effective Time; and
(b)	one-tenth of a Solaris Share for each Equinox Share that was issuable upon due exercise of the Equinox Warrant immediately prior to the Effective Time;

and Solaris hereby covenants that it shall forthwith upon receipt of written notice from Equinox from time to time issue, as directed by Equinox, that number of Solaris Shares as may be required to satisfy the foregoing.

Equinox shall, as agent for Solaris, collect and pay to Solaris an amount for each one-tenth of a Solaris Share so issued that is equal to the exercise price under the Equinox Warrant multiplied by 0.1.

4.6       Equinox RSUs. The parties acknowledge that pursuant to the Arrangement, each Equinox RSU then outstanding to acquire one Equinox Share shall be transferred and exchanged for:

(a)	one New Equinox RSU to acquire one New Equinox Share and having the same vesting conditions and other terms as the Equinox RSU; and
(b)	one Solaris RSU to acquire one-tenth of a Solaris Share as governed by the Solaris RSU Plan.

It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Equinox RSUs. Accordingly, and notwithstanding the foregoing, the number of shares receivable under the New Equinox RSU and Solaris RSU’s will be adjusted such that the aggregate fair market value of such shares receivable immediately after the exchange does not exceed the fair market value of the Equinox Shares receivable immediately before the exchange; and Solaris agrees to promptly issue Solaris Shares upon the due exercise of Solaris RSUs.

Article 5
CONDITIONS

5.1       Conditions Precedent. The respective obligations of the parties to complete the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions:

(a)	the Interim Order shall have been granted in form and substance satisfactory to Equinox;
(b)	the Arrangement Resolutions, with or without amendment, shall have been approved and adopted at the Equinox Meeting in accordance with the Arrangement Provisions, the Constating Documents of Equinox, the Interim Order and the requirements of any applicable regulatory authorities;
(c)	the Final Order shall have been obtained in form and substance satisfactory to each of Equinox and Solaris;
(d)	the TSXV shall have conditionally approved the Arrangement, including the listing of the Equinox Class A Shares in substitution for the Equinox Shares, the delisting of the Equinox Class A Shares and, in substitution therefor, the listing of the New

Equinox Shares issuable under the Arrangement, as of the Effective Date, subject to compliance with the requirements of the TSXV;

(e)	all other consents, orders, regulations and approvals, including regulatory and judicial approvals and orders required or necessary or desirable for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Persons, authorities or bodies having jurisdiction in the circumstances each in form acceptable to Equinox and Solaris;
(f)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and the Plan of Arrangement;
(g)	no law, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Arrangement and Plan of Arrangement, including any material change to the income tax laws of Canada, which would reasonably be expected to have a material adverse effect on any of Equinox, the Equinox Shareholders or Solaris if the Arrangement is completed;
(h)	notices of dissent pursuant to Article 5 of the Plan of Arrangement shall not have been delivered by Equinox Shareholders holding greater than 5% of the outstanding Equinox Shares; and
(i)	this Agreement shall not have been terminated under Article 6 hereof.

Except for the conditions set forth in Sections 5.1(a), (b), (c), (d) and (i), which may not be waived, any of the other conditions in this Section 5.1 may be waived by either Equinox or Solaris at its discretion.

5.2       Pre-Closing. Unless this Agreement is terminated earlier pursuant to the provisions hereof, the parties shall meet at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia V7X 1L3, at 9:00 a.m. on the Business Day immediately preceding the Effective Date, or at such other location or at such other time or on such other date as they may mutually agree, and each of them shall deliver to the other of them:

(a)	the documents required to be delivered by it hereunder to complete the transactions contemplated hereby, provided that each such document required to be dated the Effective Date shall be dated as of, or become effective on, the Effective Date and shall be held in escrow to be released upon the occurrence of the Effective Date; and
(b)	written confirmation as to the satisfaction or waiver by it of the conditions in its favour contained in this Agreement.

5.3       Merger of Conditions. The conditions set out in Section 5.1 hereof shall be conclusively deemed to have been satisfied, waived or released upon the occurrence of the Effective Date.

5.4       Merger of Representations, Warranties and Covenants. The representations and warranties in Section 3.1 shall be conclusively deemed to be correct as of the Effective Date and the covenants in Section 4.1 hereof shall be conclusively deemed to have been complied with in all respects as of the Effective Date, and each shall accordingly merge in and not survive the effectiveness of the Arrangement.

Article 6
AMENDMENT AND TERMINATION

6.1       Amendment. Subject to any mandatory applicable restrictions under the Arrangement Provisions or the Final Order, this Agreement, including the Plan of Arrangement, may at any time and from time to time before or after the holding of the Equinox Meeting, but prior to the Effective Date, be amended by the written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of the Equinox Shareholders.

6.2       Termination. Subject to Section 6.3, this Agreement may at any time before or after the holding of the Equinox Meeting, and before or after the granting of the Final Order, but in each case prior to the Effective Date, be terminated by direction of the Board of Directors of Equinox without further action on the part of the Equinox Shareholders and nothing expressed or implied herein or in the Plan of Arrangement shall be construed as fettering the absolute discretion by the Board of Directors of Equinox to elect to terminate this Agreement and discontinue efforts to effect the Arrangement for whatever reasons it may consider appropriate.

6.3       Cessation of Right. The right of Equinox or Solaris or any other party to amend or terminate the Plan of Arrangement pursuant to Section 6.1 and Section 6.2 shall be extinguished upon the occurrence of the Effective Date.

Article 7
GENERAL

7.1       Notices. All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered or sent by facsimile or email, addressed as follows:

in the case of Equinox:

Suite 730-800 West Pender St.

Vancouver, BC

V6C 2V6

Attention: Susan Toews, General Counsel
Email: susan.toews@equinoxgold.com
Facsimile: (604) 558-0561

in the case of Solaris:

Suite 730-800 West Pender St.

Vancouver, BC

V6C 2V6

Attention: Susan Toews, General Counsel
Email: susan.toews@equinoxgold.com
Facsimile: (604) 558-0561

in each case with a copy to:

Blake, Cassels & Graydon LLP
Suite 2600, 595 Burrard Street
Vancouver, British Columbia
V7X 1L3

Attention: Bob Wooder
Email: bob.wooder@blakes.com
Facsimile: (604) 631-3330

7.2       Assignment. Neither of the parties may assign its rights or obligations under this Agreement or the Arrangement without the prior written consent of the other.

7.3       Binding Effect. This Agreement and the Arrangement shall be binding upon and shall enure to the benefit of the parties and their respective successors and permitted assigns.

7.4       Waiver. Any waiver or release of the provisions of this Agreement, to be effective, must be in writing and executed by the party granting such waiver or release.

7.5       Governing Law. This Agreement shall be governed by and be construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

7.6       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

7.7       Expenses. All expenses incurred by a party in connection with this Agreement, the Arrangement and the transactions contemplated hereby and thereby shall be borne by the party that incurred the expense or as otherwise mutually agreed by the parties.

7.8       Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties.

7.9       Time of Essence. Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

EQUINOX GOLD CORP.

Per: (signed) “Greg Smith”

Authorized Signatory

SOLARIS COPPER INC.

Per: (signed) “Scott Heffernan”

Authorized Signatory

EXHIBIT I

TO THE ARRANGEMENT AGREEMENT
DATED AS OF THE 20TH DAY OF JUNE, 2018 BETWEEN
EQUINOX GOLD CORP. AND
SOLARIS COPPER INC.

PLAN OF ARRANGEMENT
UNDER PART 9, DIVISION 5 OF
THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
DEFINITIONS AND INTERPRETATION

1.1       Definitions. In this plan of arrangement, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

(a)	“Arrangement” means the arrangement pursuant to the Arrangement Provisions on the terms and conditions set out herein;
(b)	“Arrangement Agreement” means the arrangement agreement dated as of June 20, 2018 between Equinox and Solaris, as may be supplemented or amended from time to time;
(c)	“Arrangement Provisions” means Part 9, Division 5 of the BCBCA;
(d)	“Arrangement Resolutions” means the special resolutions of the Equinox Shareholders to approve the Arrangement, as required by the Interim Order and the BCBCA;
(e)	“BCBCA” means the Business Corporations Act, S.B.C. 2002, c. 57, as amended;
(f)	“Board of Directors” means the current and existing board of directors of Equinox;
(g)	“Business Day” means a day which is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;
(h)	“Court” means the Supreme Court of British Columbia;
(i)	“Depositary” means Computershare Investor Services Inc., or such other depositary as Equinox may determine;
(j)	“Dissent Procedures” means the rules pertaining to the exercise of Dissent Rights as set forth in Division 2 of Part 8 of the BCBCA and Article 5 of this Plan of Arrangement;

(k)	“Dissent Rights” means the rights of dissent granted in favour of registered holders of Equinox Shares in accordance with Article 5 of this Plan of Arrangement;
(l)	“Dissenting Share” has the meaning given in §3.1(a) of this Plan of Arrangement;
(m)	“Dissenting Shareholder” means a registered holder of Equinox Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;
(n)	“Effective Date” shall be the date of the closing of the Arrangement;
(o)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time on the Effective Date as agreed to in writing by Equinox and Solaris;
(p)	“Equinox” means Equinox Gold Corp., a corporation existing under the BCBCA;
(q)	“Equinox Class A Shares” means the renamed and redesignated Equinox Shares as described in §3.1(b)(i) of this Plan of Arrangement;
(r)	“Equinox Meeting” means the annual and special meeting of the Equinox Shareholders and any adjournments thereof to be held to, among other things, consider and, if deemed advisable, approve the Arrangement;
(s)	“Equinox Options” means options to acquire Equinox Shares, including options under the terms of which are deemed exercisable for Equinox Shares, that are outstanding immediately prior to the Effective Time;
(t)	“Equinox Replacement Option” means an option to acquire a New Equinox Share to be issued by Equinox to a holder of an Equinox Option pursuant to §3.1(d) of this Plan of Arrangement;
(u)	“Equinox RSU” means restricted share units that shall vest into Equinox Shares, including restricted share units under the terms of which are deemed to vest for Equinox Shares, that are outstanding immediately prior to the Effective Time;
(v)	“Equinox RSU Plan” means the Equinox Gold Corp. Restricted Share Unit Plan dated effective June 14, 2017;
(w)	“Equinox Shareholder” means a holder of Equinox Shares;
(x)	“Equinox Shares” means the common shares without par value which Equinox is authorized to issue as the same are constituted on the date hereof;
(y)	“Equinox Warrants” means the share purchase warrants of Equinox exercisable to acquire Equinox Shares, including warrants under the terms of which are deemed exercisable for Equinox Shares, that are outstanding immediately prior to the Effective Time;

(z)	“Equinox Warrantholders” means the holders of record of the Equinox Warrants on the Effective Date;
(aa)	“Final Order” means the final order of the Court approving the Arrangement;
(bb)	“In the Money Amount” at a particular time with respect to an Equinox Option, Equinox Replacement Option or Solaris Option means the amount, if any, by which the fair market value of the underlying security exceeds the exercise price of the relevant option at such time;
(cc)	“Information Circular” means the management information circular of Equinox, including all schedules thereto, to be sent to the Equinox Shareholders in connection with the Equinox Meeting, together with any amendments or supplements thereto;
(dd)	“Interim Order” means the interim order of the Court providing advice and directions in connection with the Equinox Meeting and the Arrangement;
(ee)	“Letter of Transmittal” means the letter of transmittal in respect of the Arrangement to be sent to Equinox Shareholders together with the Information Circular;
(ff)	“Solaris” means Solaris Copper Inc., a company existing under the BCBCA;
(gg)	“Solaris Options” means share purchase options issued pursuant to the Solaris Stock Option Plan, including the Solaris Options pursuant to §3.1(d) of this Plan of Arrangement;
(hh)	“Solaris RSU” means restricted units governed pursuant to the Solaris RSU Plan;
(ii)	“Solaris RSU Plan” means the Solaris Restricted Share Unit Plan in substantially the form set forth in the Information Circular to be sent to Equinox Shareholders in connection with the Equinox Meeting;
(jj)	“Solaris Shareholder” means a holder of Solaris Shares;
(kk)	“Solaris Shares” means the no par value shares which Solaris is authorized to issue as the same are constituted on the date hereof;
(ll)	“Solaris Stock Option Plan” means the stock option plan to be adopted by Solaris pursuant to the Arrangement Agreement and this Plan of Arrangement, in substantially the form set forth in the Information Circular to be sent to Equinox Shareholders in connection with the Equinox Meeting;

(mm)	“New Equinox RSU” means a restricted share unit to be issued to a holder of an Equinox RSU pursuant to 3.1(f) of this Plan of Arrangement;
(nn)	“New Equinox Shares” means a new class of voting common shares without par value which Equinox will create and issue as described in §3.1(b)(ii) of this Plan of Arrangement and for which the Equinox Class A Shares are, in part, to be exchanged under the Plan of Arrangement and which, immediately after completion of the transactions comprising the Plan of Arrangement, will be identical in every relevant respect to the Equinox Shares;
(oo)	“Plan of Arrangement” means this plan of arrangement, as the same may be amended from time to time;
(pp)	“Registrar” means the Registrar of Companies under the BCBCA;
(qq)	“Share Distribution Record Date” means the close of business on the Business Day immediately preceding the Effective Date for the purpose of determining the Equinox Shareholders entitled to receive New Equinox Shares and Solaris Shares pursuant to this Plan of Arrangement or such other date as the Board of Directors may select;
(rr)	“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, as amended;
(ss)	“TSXV” means the TSX Venture Exchange Inc.; and
(tt)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2       Interpretation Not Affected by Headings. The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise specifically indicated, the terms “this Plan of Arrangement”, “hereof”, “hereunder” and similar expressions refer to this Plan of Arrangement as a whole and not to any particular article, section, subsection, paragraph or subparagraph and include any agreement or instrument supplementary or ancillary hereto.

1.3       Number and Gender. Unless the context otherwise requires, words importing the singular number only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and words importing persons shall include firms and corporations.

1.4       Meaning. Words and phrases used herein and defined in the BCBCA shall have the same meaning herein as in the BCBCA, unless the context otherwise requires.

1.5       Date for any Action. If any date on which any action is required to be taken under this Plan of Arrangement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

1.6       Governing Law. This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

Article 2
ARRANGEMENT AGREEMENT

2.1       Arrangement Agreement. This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2       Arrangement Effectiveness. The Arrangement and this Plan of Arrangement shall become final and conclusively binding on Equinox, the Equinox Shareholders (including Dissenting Shareholders), Equinox Warrantholders and Solaris Shareholders at the Effective Time without any further act or formality as required on the part of any person, except as expressly provided herein.

Article 3
THE ARRANGEMENT

3.1       The Arrangement. Commencing at the Effective Time, the following shall occur and be deemed to occur in the following chronological order without further act or formality notwithstanding anything contained in the provisions attaching to any of the securities of Equinox or Solaris, but subject to the provisions of Article 5:

(a)	each Equinox Share outstanding in respect of which a Dissenting Shareholder has validly exercised his, her or its Dissent Rights (each, a “Dissenting Share”) shall be directly transferred and assigned by such Dissenting Shareholder to Equinox, without any further act or formality and free and clear of any liens, charges and encumbrances of any nature whatsoever, and will be cancelled and cease to be outstanding and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value for their Equinox Shares by Equinox;
(b)	the authorized share structure of Equinox shall be altered by:
(i)	renaming and redesignating all of the issued and unissued Equinox Shares as “Class A common shares without par value” and amending the special rights and restrictions attached to those shares to provide the holders thereof with two votes in respect of each share held, being the “Equinox Class A Shares”; and
(ii)	creating a new class consisting of an unlimited number of “common shares without par value” with terms and special rights and restrictions identical to those of the Equinox Shares immediately prior to the Effective Time, being the “New Equinox Shares”;
(c)	Equinox’s Notice of Articles shall be amended to reflect the alterations in §3.1(b);

(d)	each Equinox Option then outstanding to acquire one Equinox Share shall be transferred and exchanged for:
(i)	one Equinox Replacement Option to acquire one New Equinox Share having an exercise price equal to the product of the original exercise price of the Equinox Option multiplied by the fair market value of a New Equinox Share at the Effective Time divided by the total of the fair market value of a New Equinox Share and the fair market value of one-tenth of a Solaris Share at the Effective Time; and
(ii)	one Solaris Option to acquire one-tenth of a Solaris Share, each whole Solaris Option having an exercise price equal to the product of the original exercise price of the Equinox Option multiplied by the fair market value of one-tenth of a Solaris Share at the Effective Time divided by the total of the fair market value of one New Equinox Share and one-tenth of a Solaris Share at the Effective Time, provided that the aforesaid exercise prices shall be adjusted to the extent, if any, required to ensure that the aggregate In the Money Amount of the Equinox Replacement Option and the Solaris Option immediately after the exchange does not exceed the In the Money Amount immediately before the exchange of the Equinox Option so exchanged and solely with respect to U.S taxpayers, ensure compliance with applicable provisions of the Internal Revenue Code of 1986, as amended. It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Equinox Options;

(e)	each Equinox Warrant then outstanding shall be deemed to be amended to entitle the Equinox Warrantholder to receive, upon due exercise of the Equinox Warrant, for the original exercise price:
(i)	one New Equinox Share for each Equinox Share that was issuable upon due exercise of the Equinox Warrant immediately prior to the Effective Time; and
(ii)	one-tenth of a Solaris Share for each Equinox Share that was issuable upon due exercise of the Equinox Warrant immediately prior to the Effective Time;
(f)	each Equinox RSU then outstanding to acquire one Equinox Share shall be transferred and exchanged for:
(i)	one New Equinox RSU to acquire one New Equinox Share and having the same vesting conditions and other terms as the Equinox RSU; and
(ii)	one Solaris RSU to acquire one-tenth of a Solaris Share as governed by the Solaris RSU Plan.

It is intended that subsection 7(1.4) of the Tax Act apply to the exchange of Equinox RSUs. Accordingly, and notwithstanding the foregoing, the number of shares receivable under the New Equinox RSU and Solaris RSU’s will be adjusted such that the aggregate fair market value of such shares receivable immediately after the exchange does not exceed the fair market value of the Equinox Shares receivable immediately before the exchange;

(g)	each issued and outstanding Equinox Class A Share outstanding on the Share Distribution Record Date shall be exchanged for: (i) one New Equinox Share; and (ii) one-tenth of a Solaris Share, the holders of the Equinox Class A Shares will be removed from the central securities register of Equinox as the holders of such and will be added to the central securities register of Equinox as the holders of the number of New Equinox Shares that they have received on the exchange set forth in this §3.1(g), and the Solaris Shares transferred to the then holders of the Equinox Class A Shares will be registered in the name of the former holders of the Equinox Class A Shares and Equinox will provide Solaris and its registrar and transfer agent notice to make the appropriate entries in the central securities register of Solaris;
(h)	all of the issued Equinox Class A Shares shall be cancelled with the appropriate entries being made in the central securities register of Equinox, and the aggregate paid-up capital (as that term is used for purposes of the Tax Act) of the New Equinox Shares will be equal to that of the Equinox Shares immediately prior to the Effective Time less the fair market value of the Solaris Shares distributed pursuant to §3.1(g);
(i)	the Equinox Class A Shares, none of which will be issued or outstanding once the steps in §3.1(g) to §3.1(h) are completed, will be cancelled and the authorized share structure of Equinox will be changed by eliminating the Equinox Class A Shares; and
(j)	the Notice of Articles of Equinox shall be amended to reflect the alterations in §3.1(i).

3.2       No Fractional Shares or Options. Notwithstanding any other provision of this Arrangement, while each Equinox Shareholder’s fractional shares and each holder of Equinox Option’s fractional options, respectively, will be combined, no fractional Solaris Shares shall be distributed to the Equinox Shareholders and no fractional Solaris Options shall be distributed to the holders of Equinox Options, and, as a result, all fractional amounts arising under this Plan of Arrangement shall be rounded down to the next whole number without any compensation therefor. Any Solaris Shares not distributed as a result of so rounding down shall be cancelled by Solaris.

3.3       Share Distribution Record Date. In §3.1(e) the reference to an Equinox Shareholder shall mean a person who is an Equinox Shareholder on the Share Distribution Record Date, subject to the provisions of Article 5.

3.4       Deemed Time for Redemption. In addition to the chronological order in which the transactions and events set out in §3.1 shall occur and shall be deemed to occur, the time on the Effective Date for the exchange of Equinox Class A Shares for New Equinox Shares and Solaris Shares set out in §3.1(e) shall occur and shall be deemed to occur immediately after the time of listing of the New Equinox Shares on the TSXV on the Effective Date.

3.5       Deemed Fully Paid and Non-Assessable Shares. All New Equinox Shares, Equinox Class A Shares and Solaris Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

3.6       Supplementary Actions. Notwithstanding that the transactions and events set out in §3.1 shall occur and shall be deemed to occur in the chronological order therein set out without any act or formality, each of Equinox and Solaris shall be required to make, do and execute or cause and procure to be made, done and executed all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may be required to give effect to, or further document or evidence, any of the transactions or events set out in §3.1, including, without limitation, any resolutions of directors authorizing the issue, transfer or redemption of shares, any share transfer powers evidencing the transfer of shares and any receipt therefor, any necessary additions to or deletions from share registers, and agreements for stock options.

3.7       Withholding. Each of Equinox, Solaris and the Depositary shall be entitled to deduct and withhold from any cash payment or any issue, transfer or distribution of New Equinox Shares, Solaris Shares, Equinox Replacement Options or Solaris Options made pursuant to this Plan of Arrangement such amounts as may be required to be deducted and withheld pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement. Without limiting the generality of the foregoing, any New Equinox Shares or Solaris Shares so deducted and withheld may be sold on behalf of the person entitled to receive them for the purpose of generating cash proceeds, net of brokerage fees and other reasonable expenses, sufficient to satisfy all remittance obligations relating to the required deduction and withholding, and any cash remaining after such remittance shall be paid to the person forthwith.

3.8       No Liens. Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any liens, restrictions, adverse claims or other claims of third parties of any kind.

3.9       U.S. Securities Law Matters. The Court is advised that the Arrangement will be carried out with the intention that all securities issued on completion of the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act.

Article 4
CERTIFICATES

4.1       Equinox Class A Shares. Recognizing that the Equinox Shares shall be renamed and redesignated as Equinox Class A Shares pursuant to §3.1(b)(i) and that the Equinox Class A Shares shall be exchanged partially for New Equinox Shares pursuant to §3.1(g), Equinox shall not issue replacement share certificates representing the Equinox Class A Shares.

4.2       Solaris Share Certificates. As soon as practicable following the Effective Date, Solaris shall deliver or cause to be delivered to the Depositary certificates representing the Solaris Shares required to be issued to registered holders of Equinox Shares as at immediately prior to the Effective Time in accordance with the provisions of §3.1(g) of this Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of §6.1 hereof.

4.3       New Equinox Share Certificates. As soon as practicable following the Effective Date, Equinox shall deliver or cause to be delivered to the Depositary certificates representing the New Equinox Shares required to be issued to registered holders of Equinox Shares as at immediately prior to the Effective Time in accordance with the provisions of §3.1(g) of this Plan of Arrangement, which certificates shall be held by the Depositary as agent and nominee for such holders for distribution thereto in accordance with the provisions of §6.1 hereof.

4.4       Interim Period. Any Equinox Shares traded after the Share Distribution Record Date will represent New Equinox Shares as of the Effective Date and shall not carry any rights to receive Solaris Shares.

4.5       Stock Option Agreements. The stock option agreements for the Equinox Options shall be deemed to be amended by Equinox to reflect the adjusted exercise price of the Equinox Replacement Options, and Solaris shall enter into stock option agreements for the Solaris Options issued pursuant to §3.1(d) of this Plan of Arrangement.

Article 5
RIGHTS OF DISSENT

5.1       Dissent Right. Registered holders of Equinox Shares may exercise Dissent Rights with respect to their Equinox Shares in connection with the Arrangement pursuant to the Interim Order and in the manner set forth in the Dissent Procedures, as they may be amended by the Interim Order, Final Order or any other order of the Court, and provided that such dissenting Shareholder delivers a written notice of dissent to Equinox at least two Business Days before the day of the Equinox Meeting or any adjournment or postponement thereof.

5.2       Dealing with Dissenting Shares. Equinox Shareholders who duly exercise Dissent Rights with respect to their Dissenting Shares and who:

(a)	are ultimately entitled to be paid fair value for their Dissenting Shares shall be deemed to have transferred their Dissenting Shares to Equinox for cancellation as of the Effective Time pursuant to §3.1(a); or

(b)	for any reason are ultimately not entitled to be paid for their Dissenting Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Equinox Shareholder and shall receive New Equinox Shares and Solaris Shares on the same basis as every other non-dissenting Equinox Shareholder;

but in no case shall Equinox be required to recognize such persons as holding Equinox Shares on or after the Effective Date.

5.3       Reservation of Solaris Shares. If an Equinox Shareholder exercises Dissent Rights, Equinox shall, on the Effective Date, set aside and not distribute that portion of the Solaris Shares which is attributable to the Equinox Shares for which Dissent Rights have been exercised. If the dissenting Equinox Shareholder is ultimately not entitled to be paid for their Dissenting Shares, Equinox shall distribute to such Equinox Shareholder his or her pro rata portion of the Solaris Shares. If an Equinox Shareholder duly complies with the Dissent Procedures and is ultimately entitled to be paid for their Dissenting Shares, then Equinox shall retain the portion of the Solaris Shares attributable to such Equinox Shareholder and such shares will be dealt with as determined by the Board of Directors of Equinox in its discretion.

Article 6
delivery of shares

6.1       Delivery of Shares.

(a)	Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Equinox Shares, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate will be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the New Equinox Shares and a certificate representing the Solaris Shares that such holder is entitled to receive in accordance with §3.1 hereof.
(b)	After the Effective Time and until surrendered for cancellation as contemplated by §6.1(a) hereof, each certificate that immediately prior to the Effective time represented one or more Equinox Shares shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing the New Equinox Shares and a certificate representing the Solaris Shares that such holder is entitled to receive in accordance with §3.1 hereof.

6.2       Lost Certificates. If any certificate that immediately prior to the Effective Time represented one or more outstanding Equinox Shares that were exchanged for New Equinox Shares and Solaris Shares in accordance with §3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the New Equinox Shares and Solaris Shares that such holder is entitled to receive in accordance with §3.1 hereof. When authorizing such delivery of New Equinox Shares and Solaris Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such securities are to be delivered shall, as a condition precedent to the delivery of such New Equinox Shares and Solaris Shares give a bond satisfactory to Equinox, Solaris and the Depositary in such amount as Equinox, Solaris and the Depositary may direct, or otherwise indemnify Equinox, Solaris and the Depositary in a manner satisfactory to Equinox, Solaris and the Depositary, against any claim that may be made against Equinox, Solaris or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Equinox.

6.3       Distributions with Respect to Unsurrendered Certificates. No dividend or other distribution declared or made after the Effective Time with respect to New Equinox Shares or Solaris Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Equinox Shares unless and until the holder of such certificate shall have complied with the provisions of §6.1 or §6.2 hereof. Subject to applicable law and to §3.7 hereof, at the time of such compliance, there shall, in addition to the delivery of the New Equinox Shares and Solaris Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such New Equinox Shares and/or Solaris Shares, as applicable.

6.4       Limitation and Proscription. To the extent that a former Equinox Shareholder shall not have complied with the provisions of §6.1 or §6.2 hereof, as applicable, on or before the date that is six (6) years after the Effective Date (the “Final Proscription Date”), then the New Equinox Shares and Solaris Shares that such former Equinox Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the New Equinox Shares and Solaris Shares to which such Equinox Shareholder was entitled, shall be delivered to Solaris (in the case of the Solaris Shares) or Equinox (in the case of the New Equinox Shares) by the Depositary and certificates representing such New Equinox Shares and Solaris Shares shall be cancelled by Equinox and Solaris, as applicable, and the interest of the former Equinox Shareholder in such New Equinox Shares and Solaris Shares or to which it was entitled shall be terminated as of such Final Proscription Date.

6.5       Paramountcy. From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Equinox Shares, Equinox Options, Equinox Warrants or Equinox RSUs issued prior to the Effective Time; and (ii) the rights and obligations of the registered holders of Equinox Shares, Equinox Options, Equinox Warrants or Equinox RSUs and of Equinox, Solaris, the Depositary and any transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement.

Article 7
AMENDMENTS & withdrawal

7.1       Amendments. Equinox, in its sole discretion, reserves the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the Equinox Meeting, approved by the Court.

7.2       Amendments Made Prior to or at the Equinox Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Equinox at any time prior to or at the Equinox Meeting with or without any prior notice or communication, and if so proposed and accepted by the Equinox Shareholders voting at the Equinox Meeting, shall become part of this Plan of Arrangement for all purposes.

7.3       Amendments Made After the Equinox Meeting. Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Equinox after the Equinox Meeting but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court following the Equinox Meeting shall be effective and shall become part of the Plan of Arrangement for all purposes. Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made following the granting of the Final Order unilaterally by Equinox, provided that it concerns a matter which, in the reasonable opinion of Equinox, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any holder of New Equinox Shares or Solaris Shares.

7.4       Withdrawal. Notwithstanding any prior approvals by the Court or by Equinox Shareholders, the Board of Directors may decide not to proceed with the Arrangement and to revoke the Arrangement Resolutions at any time prior to the Effective Time, without further approval of the Court or the Equinox Shareholders.